Exhibit 99.1

RENESOLA LTD

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Amounts expressed in USD thousands)

	As of December 31,	As of June 30,
	2013	2014
ASSETS
Current assets:
Cash and cash equivalents	86,773	58,127
Restricted cash	262,127	160,708
Accounts receivable, net of allowances for doubtful accounts of $4,870 and $5,331, as of December 31, 2013 and June 30, 2014, respectively	236,576	212,533
Inventories	359,577	390,010
Advances to suppliers-current	14,210	9,819
Amounts due from related parties	408	1,116
Value added tax recoverable	30,113	21,505
Income tax recoverable	2,667	3,454
Prepaid expenses and other current assets	50,031	56,066
Project assets	34,173	32,998
Deferred convertible notes issuance costs-current	784	784
Assets held-for-sale	122,638	—
Derivative assets	1,503	576
Deferred tax assets-current, net	5,218	1,786
Total current assets	1,206,798	949,482

Property, plant and equipment, net	863,093	803,721
Prepaid land use right, net	44,996	40,209
Deferred tax assets-non-current, net	13,659	17,990
Deferred convertible notes issuance costs-non-current	941	549
Advances for purchases of property, plant and equipment	2,214	2,419
Advances to suppliers-non-current	5,627	5,627
Other long-lived assets	2,423	4,155

Total assets	$2,139,751	$1,824,152

See notes to unaudited consolidated financial statements.

RENESOLA LTD

UNAUDITED CONSOLIDATED BALANCE SHEETS—(Continued)

(Amounts expressed in USD thousands)

	As of December 31,	As of June 30,
	2013	2014
LIABILITIES AND SHAREHOLERS’ EQUITY
Current liabilities:
Short-term borrowings	$673,096	$696,229
Accounts payable	656,243	509,200
Advances from customers-current	99,499	44,105
Amounts due to related parties	9,210	4,055
Other current liabilities	159,377	145,277
Income tax payable	5,306	1,475
Derivative liabilities	1,463	166
Liabilities held for sale	99,434	—
Warrant liability	9,345	7,298
Total current liabilities	1,712,973	1,407,805

Convertible notes payable-non-current	111,616	111,616
Long-term borrowings	69,489	64,030
Advances from customers-non-current	8,154	3,192
Warranty	20,612	25,688
Deferred subsidies and other	46,733	53,756
Other long-term liabilities	1,157	775
Total liabilities	1,970,734	1,666,862

Commitments and contingencies (see Note 18)
Shareholders’ equity
Common shares (no par value; 500,000,000 shares authorized at December 31, 2013 and June 30, 2014; 204,346,064 shares issued and 203,367,464 shares outstanding at December 31, 2013; 204,346,064 shares issued and 203,652,096 shares outstanding at June 30, 2014)	475,816	476,441
Additional paid-in capital	5,950	6,991
Accumulated loss	(396,572)	(410,402)
Accumulated other comprehensive income	83,614	84,260
Total equity attributable to ReneSola Ltd	168,808	157,290
Noncontrolling interest	209	—
Total equity	169,017	157,290
Total liabilities and equity	$2,139,751	$1,824,152

See notes to unaudited consolidated financial statements

RENESOLA LTD

UNAUDITED CONSOLIDATED INCOME STATEMENTS

 (Amounts expressed in USD thousands, except number of shares and per share data)

	For the six months ended June 30,
	2013	2014
Net revenues:
Product sales	$661,527	$798,109
Product sales — related party	2,663	2,736
Processing services	—	3,963
Total net revenues	661,527	802,072
Cost of revenues:
Product sales	634,796	698,087
Product sales — related party	2,845	2,559
Processing services	—	3,062
Total cost of revenues	634,796	701,149
Gross profit	26,731	100,923
Operating expenses (income):
Sales and marketing	34,915	44,989
General and administrative	26,401	33,731
Research and development	20,989	25,698
Other operating income	(5,577)	(5,359)
Total operating expenses	76,728	99,059
(Loss) income from operations	(49,997)	1,864
Non-operating expenses (income):
Interest income	(3,496)	(2,501)
Interest expense	27,093	24,528
Foreign exchange losses (gains)	4,089	(187)
(Gains) losses on derivatives, net	(5,027)	518
Gain on disposal of subsidiaries	—	(2,615)
Fair value change of warrant liability	—	(2,048)
Loss before income tax, noncontrolling interests	(72,656)	(15,831)
Income tax benefit	12,579	1,997
Net loss	(60,077)	(13,834)
Less: net loss attributed to noncontrolling interests	(12)	(4)
Net loss attributed to ReneSola Ltd.	$(60,065)	$(13,830)
Loss per share
Basic	$(0.35)	$(0.07)
Diluted	$(0.35)	$(0.07)
Weighted average number of shares used in computing loss per share
Basic	172,825,384	203,370,722
Diluted	172,825,384	203,370,722

See notes to unaudited consolidated financial statements

RENESOLA LTD

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts expressed in USD thousands)

	For the six months ended June 30,
	2013	2014
Net loss	$(60,077)	$(13,834)
Other comprehensive income:
Foreign currency translation adjustment	8,856	646
Other comprehensive income	8,856	646
Comprehensive loss	(51,221)	(13,188)
Less: comprehensive loss attributable to non-controlling interest	(12)	(4)
Comprehensive loss attributable to ReneSola Ltd.	$(51,209)	$(13,184)

See notes to unaudited consolidated financial statements

RENESOLA LTD

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts expressed in USD thousands, except number of shares)

						Equity
	Common shares		Additional paid-in	Retained earnings (accumulated	Accumulated other comprehensive	(Deficit) attributable to ReneSola	Non controlling	Total Equity
	Shares	Amount	capital	deficit)	income	Ltd	interest	(Deficit)

Balance at January 1, 2013	172,773,664	$421,461	$5,250	$(137,656)	$74,835	$363,890	$512	$364,402
Net income (loss)	—	—	—	(60,065)	—	(60,065)	(12)	(60,077)
Other comprehensive income , net of tax					8,856	8,856	—	8,856
Share-based compensation	—	—	335	—	—	335	—	335
Shares exercised by employees	343,000	746	(481)	—	—	265	—	265
Capital contribution from noncontrolling interest	—	—	—	—	—	—	(36)	(36)
Balance at June 30, 2013	173,116,664	$422,207	$5,104	$(197,721)	$83,691	$313,281	$464	$313,745

Balance at January 1,2014	203,367,464	$475,816	$5,950	$(396,572)	$83,614	$168,808	$209	$169,017
Net loss	—	—	—	(13,830)	—	(13,830)	(4)	(13,834)
Other comprehensive income , net of tax	—	—	—	—	646	646	—	646
Share-based compensation	—	—	1,445	—	—	1,445	—	1,445
Shares exercised by employee	284,632	625	(404)	—	—	221	—	221
Repurchase from noncontrolling interest	—	—	—	—	—	—	(205)	(205)
Balance at June 30, 2014	203,652,096	$476,441	$6,991	$(410,402)	$84,260	$157,290	$—	$157,290

See notes to unaudited consolidated financial statements

RENESOLA LTD

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in USD thousands)

	Six months ended June 30,
	2013	2014
Operating activities:
Net loss	$(60,077)	$(13,834)
Adjustment to reconcile net loss to net cash provided by (used in) operating activities:
Inventory write-down	680	799
Depreciation and amortization	52,218	45,370
Amortization of deferred convertible notes issuance costs and premium	392	392
Allowance of doubtful receivables , advance to suppliers and prepayment for purchases of property, plant and equipment	2,844	5,197
(Gains) losses on derivatives	(5,027)	518
Share-based compensation	335	1,041
Loss on disposal of long-lived assets	160	1,255
Gain on disposal of subsidiaries	—	(2,615)
Gain on disposal of land use right	(4,694)	(573)
Fair value change of warrant liability	—	(2,048)

Changes in assets and liabilities:
Accounts receivable	(63,053)	18,642
Inventories	(86,881)	(34,540)
Advances to suppliers	8,697	4,141
Amounts due from related parties	2,913	(5,683)
Value added tax recoverable	(3,977)	8,018
Prepaid expenses and other current assets	9,806	3,727
Prepaid land use right, net	8,201	1,741
Accounts payable	226,648	(133,608)
Advances from customers	17,397	(58,659)
Income tax payables	(3,763)	(4,670)
Other current liabilities	2,606	10,922
Other long-term liabilities	(3,676)	(3,626)
Accrued warranty cost	4,899	5,076
Deferred tax assets	(9,709)	(1,217)
Provision for litigation	(2,430)	—
Project assets	(24,779)	1,369
Net cash provided by (used in) operating activities	69,730	(152,865)

See notes to unaudited consolidated financial statements

RENESOLA LTD

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(Amounts expressed in USD thousands)

	Six months ended June 30
	2013	2014
Investing activities:
Purchases of property, plant and equipment	(28,611)	(39,330)
Advances for purchases of property, plant and equipment	(30,427)	(2,446)
Cash received from government subsidy	7,984	11,762
Proceeds from disposal of property, plant and equipment	—	41
Changes in restricted cash	(146,848)	95,669
Net cash received (paid) on settlement of derivatives	2,782	(901)
Proceeds from disposal of subsidiaries	—	18,473
Net cash used in investing activities	(195,120)	83,268
Financing activities:
Proceeds from bank borrowings	798,196	543,197
Repayment of bank borrowings	(686,976)	(508,886)
Proceeds from exercise of stock options	274	624
Repurchase from noncontrolling interests	(36)	—
Net cash provided by financing activities	111,458	34,935
Effect of exchange rate changes	955	6,016
Net decrease in cash and cash equivalents	(12,977)	(28,646)
Cash and cash equivalents, beginning of year	93,283	86,773
Cash and cash equivalents, end of year	80,306	58,127
Supplemental schedule of non-cash transactions
Payables for purchase of property, plant and equipment	10,126	21,311
Banknotes, included in accounts receivable, used to purchase equipment	6,986	5,965
Supplemental disclosure of cash flow information
Interest paid	28,418	24,643
Income tax paid	36	3,484

See notes to consolidated financial statements

RENESOLA LTD

(Amounts expressed in USD thousands, except share, per share data or stated otherwise)

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF OPERATIONS

ReneSola Ltd was incorporated in the British Virgin Island on March 17, 2006. ReneSola Ltd and its subsidiaries (collectively the “Company”) are engaged in the manufacture and sale of solar power products including virgin polysilicon, monocrystalline and multicrystalline solar wafers and photovoltaic (PV) cells and modules. On January 29, 2008, the Company became listed on the New York Stock Exchange (NYSE) in the United States.

The following table lists all newly established subsidiaries of the Company for the six months ended June 30, 2014:

Subsidiaries	Date of acquisition	Date of incorporation	Place of incorporation	Percentage of ownership
Renesola France (“Renesola France”)	N/A	February 7, 2014	France	100%
RENESOLA ITALY S.R.L. (“ReneSola Italy”)	N/A	March 28, 2014	Italy	100%
RENESOLA THAILAND INC. (“ReneSola Thailand”)	N/A	February 24, 2014	Thailand	100%
RENESOLA MEXICO,S,de R.L de C.V. (“ReneSola Mexico”)	N/A	April 10, 2014	Mexico	100%
RENESOLA TURKEY GüNES ENERJISI TEKNOLOJI HIZMETLERI VE TICARET L (“ReneSola Turkey”)	N/A	April 22, 2014	Turkey	100%
PT. Renesola Clean Energy (“ReneSola Indonesia”)	N/A	May 14, 2014	Indonesia	100%
Zhejiang Kexu Investment Co., Ltd. (“ReneSola Kexu”)	N/A	June 12, 2014	PRC	100%
Jiashan Xinlian Solar Power Co., Ltd (“ReneSola Xinlian”)	N/A	June 12, 2014	PRC	100%
Jiashan Bangsheng Solar Power Co., Ltd. (“ReneSola Bangsheng”)	N/A	June 17, 2014	PRC	100%

2. BASIS OF PRESENTATION

The Company is responsible for the unaudited consolidated financial statements included in this document, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and include all normal and recurring adjustments that management of the Company considers necessary for a fair presentation of its financial position as of June 30, 2014 and operating results for the six months ended June 30, 2014. The Company prepared these statements following the requirements of the U.S. Securities and Exchange Commission (the “SEC”) for interim reporting. As permitted under those rules, the Company condensed or omitted certain footnotes or other financial information that are normally required by US GAAP for annual financial statements. These statements should be read in combination with the consolidated financial statements in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013.

The operating results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year.

As of June 30, 2014, the Company’s current liabilities exceed current assets by $458,323. While the Company had cash and cash equivalents of $58,127, it had short-term bank borrowings of $696,229 all due within one year and the current portion of long-term debt amounting to $30,012, which is not expected to be renewed.

However, the Company regards the going concern assumption as appropriate considering the following plans and actions:

•                  The Company has performed a review of its cash flow forecast for six months ended December 31, 2014. The Company believes that its operating cash flow will be positive. While management believes the forecast is based on reasonable assumptions include: the average selling price of wafers and modules is estimated to be approximately $0.23/W and $0.66/W for six months ended December 31, 2014, respectively, and the cost to produce of approximately $0.21/W and 0.55/W for six months ended December 31, 2014, respectively, as a result of certain technology improvements.

•                  While there can be no assurance that the Company will be able to refinance its short-term bank borrowings as they become due, historically, the Company has renewed or rolled over all of its short-term bank loans upon the maturity date of the loans and has assumed it will continue to be able to do so. As of July 31, 2014, the Company successfully rolled-over $363.7 million short-term borrowings outstanding as of December 31, 2013.

•                  As of July 31, 2014, the Company has unused lines of credit of $115.5 million of which $67.6 million is related to trade financing. Based on the Company’s historical experience, trade facilities funding request will be approved in the normal course provided that the Company submits the required supporting documentation and the amount is within the credit limit granted.

•                  In July 2014, the Company entered a framework agreement (the “Framework Agreement”) with China Seven Star Holdings Limited (“China Seven Star”), a Hong Kong listed company, regarding a partnership in potential sales to China Seven Star of no less than 200 megawatts (“MW”) of existing and new PV projects within 18 months. The parties subsequently signed a Memorandum of Understanding (“MOU”) which stipulates that the Company will sell to China Seven Star two utility-scale projects, both of which are completed and connected to the grid, with a total capacity of 9.7 MW in Bulgaria. The agreement will generate positive cash inflow in 2014 and future years.

Based on the above factors, management believes that adequate sources of liquidity will exist to fund the Company’s working capital and capital expenditures requirements, and to meet its short term debt obligations, other liabilities and commitments as they become due.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the period reported. Actual amounts could differ from those estimates.

3. ALLOWANCES FOR DOUBTFUL RECEIVABLES AND ADVANCES

Allowances for doubtful receivables are comprised of allowances for accounts receivable and allowances for other receivables. The Company establishes an allowance for doubtful accounts primarily based on factors surrounding the credit risk of specific customers.

Analysis of allowances for accounts receivable is as follows:

	At December 31, 2013	At June 30, 2014
Beginning of the year	$1,822	$4,870
Allowances made during the year/period	3,459	2,650
Write off	(486)	(2,051)
Foreign exchange effect	75	(138)
Closing balance	$4,870	$5,331

Analysis of allowances for other receivables is as follows:

	At December 31, 2013	At June 30, 2014
Beginning of the year	$8,696	$8,905
Allowances made during the year/period	203	—
Foreign exchange effect	6	(7)
Closing balance	$8,905	$8,898

Analysis of allowances for advances for purchases of property, plant and equipment is as follows:

	At December 31, 2013	At June 30, 2014
Beginning of the year	$1,275	$1,306
Reversal made during the year/period	(7)	—
Foreign exchange effect	38	(31)
Closing balance	$1,306	$1,275

Analysis of allowances for advances to suppliers is as follows:

	At December 31, 2013	At June 30, 2014
Beginning of the year	$4,425	$4,443
Allowances made during the year/period	3	1
Foreign exchange effect	15	(21)
Closing balance	$4,443	$4,423

4. INVENTORIES

	At December 31, 2013	At June 30, 2014
Raw materials	$88,367	$77,062
Work-in-process	35,016	36,690
Finished goods	236,194	276,258
Total inventories	$359,577	$390,010

For the six months ended June 30, 2013 and 2014, inventory was written down by $680 and $799, respectively, to reflect the lower of cost or market.

5. FAIR VALUE MEASUREMENTS

The Company adopted ASC 820, “Fair Value Measurements and Disclosures”, which provides a framework for measuring fair value under U.S. GAAP, and expanded disclosure requirements about assets and liabilities measured at fair value. The Company utilizes a hierarchy for inputs used in measuring fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs as follows:

•                  Level 1-Observable unadjusted quoted prices in active markets for identical assets or liabilities.

•                  Level 2-Observable inputs other than quoted prices in active markets for identical assets or liabilities, for which all significant inputs are observable, either directly or indirectly.

•                  Level 3-Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

Assets and liabilities carried at fair value as of June 30, 2014 are classified in the categories described above based on the lowest level input that is significant to the fair value measurement in its entirety.

Recurring basis

The following table displays assets and liabilities measured on the Company’s consolidated balance sheet at fair value on a recurring basis subsequent to initial recognition:

	As of June 30, 2014
	Fair Value Measurements at Reporting Date Using
	Total Fair Value and Carrying Value on the Balance Sheet	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cross currency forward exchange contracts -recorded as derivative assets	576	—	576	—
Cross currency forward exchange contracts -recorded as derivative liabilities	(166)	—	(166)	—
Warrant liability	(7,298)	—	(7,298)	—
	$(6,888)	—	$(6,888)	—

	As of December 31, 2013
	Fair Value Measurements at Reporting Date Using
	Total Fair Value and Carrying Value on the Balance Sheet	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cross currency forward exchange contracts -recorded as derivative assets	1,503	—	1,503	—
Cross currency forward exchange contracts -recorded as derivative liabilities	(1,463)		(1,463)
Warranty liability	(9,345)	—	(9,345)	—
	$(9,305)	$—	$(9,305)	$—

Derivatives-The Company’s use of derivatives primarily consists of foreign currency forward contracts. As quoted prices in active markets for identical assets are not available, the Company uses quotes obtained from professional pricing sources. The Company performs internal validation procedures on quotes from pricing sources using valuation techniques commonly used in the industry, and also considers the credit ratings of respective counterparties in determining the impact of risk of defaults on the valuation of derivative assets. These fair value measurements are classified as level 2.

Warrant liability-The fair value of the warrant liability (see Footnote 9) was determined using the Monte Carlo Model, with certain inputs significant to the valuation methodology classified as level 2.

Cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accounts due to and from related parties, and short-term borrowings are carried at cost on the consolidated balance sheets and the carrying amount approximates their fair value because of the short-term nature of these financial instruments.

The carrying amount of the Company’s outstanding convertible notes as of December 31, 2013 and June 30, 2014 was $111.6 million and $111.6 million, respectively. The estimated fair value of those debts was $77.8 million and $75.1 million, respectively, as of December 31, 2013 and June 30, 2014. The fair value was measured based on observable market quotes and is therefore considered a level 1 fair value measurement.

The Company’s long-term bank borrowing consists of floating rate loans that are reset annually. The carrying amount of long-term borrowings (including the current portions) was $113.4 million and $94.0 million as of December 31, 2013 and June 30, 2014, respectively. The estimated fair value of long-term borrowings (including the current portions) was $111.2 million and $92.6 million as of December 31, 2013 and June 30, 2014, respectively. The fair value is measured using discounted cash flow technique based on current rates for comparable loans on the respective valuation date and it therefore considered a level 2 input.

6. INCOME TAXES

The effective tax rate is based on expected income (loss), statutory tax rates and incentives available in the various jurisdictions in which the Company operates. For interim financial reporting, the Company estimates the annual tax rate based on projected taxable income for the full year and records a quarterly income tax provision (benefit) in accordance with the ASC No. 740-270, “Income tax— Interim reporting”. As the year progresses, the Company refines the estimates of the year’s taxable income as new information becomes available. This continual estimation process often results in a change to the expected effective tax rate for the year. When this occurs, the Company adjusts the income tax provision (benefit) during the quarter in which the change in estimate occurs so that the year-to-date provision reflects the expected annual tax rate.

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, the Company’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than- not threshold. The Company’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carryforward periods provided for in the tax law.

The income tax benefits for the six months ended June 30, 2013 and 2014 were $12.6 million and $2.0 million respectively. The Company’s effective tax rates for the six months ended June 30, 2013 and 2014 were 17.3% and 25.1%  respectively.

7. BORROWINGS

The Company’s bank borrowings consist of the following:

	At December 31, 2013	At June 30, 2014
Short-term	$629,178	$666,217
Long-term, current portion	43,918	30,012
Subtotal	673,096	696,229
Long-term	69,489	64,030
	$742,585	$760,259

As of December 31, 2013 and June 30, 2014, the maximum bank credit facilities granted to the Company were $941,702 and $953,293, respectively, of which, $824,570 and $606,956 were drawn down, and $117,132 and $346,337 were available as of December 31, 2013 and June 30, 2014, respectively. The available lines of credit as of June 30, 2014 are subject to annual review and renewal by the financial intuitions.

As of December 31, 2013, short-term borrowings of $426,421 and long-term borrowings of $56,312 were secured by property, plant and equipment with carrying amounts of $904,042, prepaid land use right of $133,319 and accounts receivable of $6,959. As of June 30, 2013, short-term borrowings of $591,568 and long-term borrowings of $64,030 were secured by property, plant and equipment with carrying amounts of $909,727, prepaid land use right of $113,109 and accounts receivable of $7,050.

In addition, $202,397 and $358,353 of borrowings were guaranteed by personal assets of Mr. Xianshou Li, the Company’s chief executive officer, and his family as of December 31, 2013 and June 30, 2014, respectively.

a) Short-term

Interest rates for all short-term borrowings are variable for certain short-term borrowings, and are updated monthly. The weighted average interest rate of short term loans was 5.46% and 5.78% in the years ended December 31, 2013 and six months ended June 30, 2014, respectively. The borrowings are repayable within one year.

b) Long-term

Interest rates are variable for certain portions of the long-term borrowings, and are updated every three months, once a year or according to a predetermined schedule. The weighted average interest rate of long-term borrowings was 6.82% and 6.65% in the year ended December 31, 2013 and six months ended June 30, 2014, respectively.

As of June 30, 2014, Sichuan ReneSola, ReneSola Jiangsu and ReneSola Zhejiang were in compliance with all debt covenants. Future principal repayment on the long-term bank loans are as follows:

2014	$16,662
2015	29,935
2016	1,392
2017 and after	46,053
$94,042

c) Interest expense

Interest expense incurred for the six months ended June 30, 2013and 2014 was $27,414 and $24,776 respectively, of which $321 and $248 has been capitalized in the carrying value of property, plant and equipment.

8. OTHER CURRENT LIABILITIES

The Company’s other current liabilities are summarized below:

	At December 31, 2013	At June 30, 2014
Payable for purchase of property, plant and equipment	$116,661	$95,350
Other payables	42,716	49,927
	$159,377	$145,277

9.  WARRANT LIBILITY

In connection with the public offering of the Company’s common stock that closed on September 16, 2013, the Company issued to its underwriters,  a warrant to purchase up to a total of 10,500,000 shares of common stock (35% of the shares sold in the public offering) at $6.04 per ADS (aggregate of 5,250,000 ADSs) or $3.02 per share. The option is exercisable from September 16, 2013 to September 16, 2017. There are three ways in which the Company might settle the warrant liability: i) physical delivery of Shares, iii) physical delivery of ADS (at the election of the holder) or iii) net share settlement, if unable to register the shares in the case of i and ii. Warrants are separately transferable, and the holder can choose to exercise the warrant in whole or part. The exercise price is subject to adjustment under several circumstances and also to anti-dilution adjustments. All the warrants are outstanding as of June 30, 2014.

Following is a summary of the warrants activity:

	Number	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Outstanding as of December 31, 2013	10,500,000	$3.02	3.7
Granted	—	—	—
Forfeited	—	—	—
Exercised	—	—	—
Outstanding as of June 30, 2014	10,500,000	$3.02	3.2

The fair value of the 10,500,000 shares underlying the warrant outstanding as of June 30, 2014 was determined using the Monte Carlo Simulation, see Footnote 5.

10. SHARE BASED COMPENSATION

Stock Incentive Plan

There was no change in the share incentive plan or modification in the six months ended June 30, 2014. A summary of the option activity is as follows:

	Number of Options	Weighted Average Exercise Prices	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Options
Outstanding on January 1, 2014	6,640,800	0.75	2.03	6,451,792
Granted	2,035,000	0.74	4.90
Exercised	(284,632)	0.74	0.43
Forfeited	(504,000)	0.74	N/A
Outstanding on June 30, 2014	7,887,168	0.74	2.53	5,843,904
Vested or expected to vest at June 30, 2014	7,694,843	0.74	2.54	5,694,184
Exercisable at June 30, 2014	3,865,186	0.74	1.20	2,860,224

Restricted Share Units

In May 2014, the Compensation Committee of the Board of Directors of the Company approved a Restricted Share Units (“RSUs”) awards programs respectively pursuant to the 2007 Share Incentive Plan (the “Plan”). The Company awarded 750,000 RSUs under the Plan to senior management executives. One fifth of these RSUs will vest annually over five years as long as the executives continue to be employed by the Company on the applicable vesting date. Each RSU represents the right of the participant to receive a share of ordinary share.

A summary of the RSUs activity is as follows:

	Number of shares	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Life
RSUs
Outstanding on January 1, 2014	—	—	—
Granted	750,000	2.72	4.85
Outstanding on June 30, 2014	750,000	2.72	4.85

The RSUs are measured based on the fair market value of the underlying common stock on the dates of grant. The aggregate compensation cost for RSUs recorded under the Plan was $32 for the six months ended June 30, 2014.

11. EARNINGS PER SHARE

Basic and diluted earnings per share have been calculated as follows:

	For the Six Months Ended June 30,
	2013	2014
Net loss attributed to holder of ordinary shares	$(60,065)	$(13,830)
Net loss adjusted for dilutive securities	(60,065)	(13,830)
Weighted-average number of common shares outstanding-basic and diluted	172,825,384	203,370,722
Basic loss per share	$(0.35)	$(0.07)
Diluted loss per share	$(0.35)	$(0.07)

Diluted earnings per share excludes 21,785,034 and 22,915,216 common shares issuable upon the assumed conversion of the convertible debt, share options and restricted shares for six months ended June 30, 2013 and 2014, respectively, as their effect would have been anti-dilutive.

12. COMMITMENTS AND CONTINGENCIES

a) Product warranties

The Company offers warranties on its products and records an estimate of the associated liabilities. Product warranty activity during the years ended December 31, 2013 and for the six months ended June 30, 2014 was as follows:

	At December 31,	At June 30,
	2013	2014
	$	$
Beginning balance	10,317	20,612
Warranty provision	9,842	6,835
Warranty cost incurred	(49)	(1,229)
Foreign exchange effect	502	(530)
Ending balance	20,612	25,688

From the beginning of 2014, we changed our accounting classification of warranty expense, which was previously classified as cost of goods sold and is now recognized as selling expense in the income statement, to better reflect the global OEM business operations of the Company and align the Company’s accounting policy with industry peers.. The reclassification has been adopted retrospectively and the comparative consolidated income statement amounts for the half year ended June 30, 2013 has been adjusted accordingly.

b) Legal matters

The Company is a party to legal matters and claims in the normal course of its operations. While the Company believes that the ultimate outcome of these matters will not have a material adverse effect on our financial position, results of operations or cash flows, the outcome of these matters is not determinable with certainty and negative outcomes may adversely affect the Company.

In February 2011, CEP Limited (“CEP”), one of the Company’s module customers, initiated legal proceedings against the Company in the Court of First Instance of Hong Kong for damages arising from breach of the sales contract. The Company has denied CEP’s assertion and defended that the termination of the sales contract was due to CEP’s material breach of the sales contract, since CEP failure to open a letter of credit in accordance with the sales contract. The damage claimed by CEP totaled to approximately EUR 2.6 million. The trial of these proceedings took place from 2 to 5 and 13, December 2013. Judgement was handed down on 4 April 2014 with the claim being dismissed by the Court. The Company was also awarded costs of the action on a party and party basis. Both the Company and CEP have applied to vary the costs order and a decision was handed down on 18 June 2014. The Company was award 70% of its cost of action on a party and party basis up to the expiry date of acceptance of a sanctioned payment and costs on an indenmnity basis thereafter until judgment. CEP lodged an appeal on 2 May 2014 against the main judgment and the hearing of this appeal is fixed to be heard on 11 February 2015. CEP had also indicated its intention to lodge an appeal against the decision on costs and the Company anticipates that CEP will file a Notice of Appeal with respect to cost in due course.  Based on the information available to us, we estimate that a negative outcome is not probable and the amount of loss, if any, is not reasonably estimable and as such no amount was accrued as of June 30, 2014.

In December 2013, Jiangsu Shuangliang Boiler Co., Ltd., or Jiangsu Shuangliang, one of our suppliers of polysilicon equipment, filed a case with Shanghai International Economic and Trade Arbitration Commission, against Sichuan ReneSola. The arbitration involved a payment for deoxidization furnaces we bought from Jiangsu Shuangliang of approximately RMB55.7 million ($9.2 million), and a penalty of approximately RMB6.7 million ($1.1 million); and Sichuan ReneSola then filed a case against Jiangsu Shuangliang for the compensation of approximately RMB31.6 million ($5.2 million) in relation to water leakage problems experienced with the deoxidization furnaces Jiangsu Shuangliang sold to us. Shanghai International Arbitration Center (“SHIAC”) has accepted both Shuangliang’s and Sichuan Renesola’s claims. The first hearing of this arbitration has been held on April 15, 2014. In June, 2014, the arbitral tribunal has granted Sichuan ReneSola’s application for the evaluation of 4 key technical issues regarding the case. The evaluation will be made by a third accredited party. On July 29, 2014 the arbitral tribunal held a hearing regarding the procedure of evaluation for the relevant technical issues regarding the case. It is still unknown as to exactly how long the evaluation process will take. An arbitration award will not be made until the evaluation process is over and a formal evaluation report is submitted to the arbitral tribunal. Till June 30, 2014, the case is still pending within SHIAC, so it is difficult at this time to fully evaluate the claims and determine the likelihood of an unfavorable outcome or provide an estimate of the amount of any potential loss, and as such no amount about the penalty loss was accrued as of June 30, 2014.

13. SEGMENT REPORTING

The Company operates two principal reportable business segments: Wafer and Cell and module. The Wafer segment involves the manufacture and sales of monocrystalline and multicrystalline solar wafers and processing services. The Cell and module segment involves manufacture and sale of PV cells and modules. Ancillary revenues and expenses, generated from one solar power plant and other unallocated costs and expenses are recorded in Other. The transactions between reportable segments relate to supplier contracts for the sales of wafers and modules.  These transactions are executed based on the stated contract prices, with similar terms and conditions as sales to third parties.

The chief operating decision maker is the chief executive officer of the Company.

The Company only reports the segment information of net sales and gross profit, to conform to the information the chief operating decision maker receives to assess the financial performance and allocate resources. There are no differences between the measurements of the Company’s reportable segment’s gross profit and the Company’s consolidated gross profit, as the Company uses the same profit measurement for all of the reportable segments and the consolidated entity. Furthermore, the Company’s chief operating decision maker is not provided with asset information by segment.  As such, no asset information by segment is presented.

The following table summarizes the Company’s revenues generated from each segment:

	For the Six Months Ended June 30, 2013
	Wafer	Cell and module		Other	Elimination	Total
Net sales	$502,973	$523,123		$4,842	$(369,411)	$661,527
-External sales	230,788	425,897		4,842	—	661,527
-Intersegment sales	272,185	97,226		—	(369,411)	—
Gross (loss) profit	$11,395	$21,064	*	$1,221	$(6,949)	$26,731	*

* Refer to note “12a Product warranties” for details on the reclassification.

	For the Six Months Ended June 30, 2014
	Wafer	Cell and module	Other	Elimination	Total
Net sales	$618,851	$766,613	$5,170	$(588,562)	$802,072
-External sales	175,481	621,421	5,170	—	802,072
-Intersegment sales	443,370	145,192	—	(588,562)	—
Gross (loss) profit	$33,432	$65,242	$2,494	$(245)	$100,923

The following table summarizes the Company’s revenues generated from each product:

	For the Six Months Ended June 30,
	2013	2014
Solar wafers	$171,250	$88,251
Service revenue from tolling arrangement	—	3,963
Solar modules	472,087	686,740
Power	3,230	5,848
Solar cells	231	2,310
Other materials	14,729	14,960
Total	$661,527	$802,072

14. SUBSEQUENT EVENTS

Subsequent to June 30, 2014, through July 31, 2014, the Company obtained new financings totaling $60.9 Million, which are short-term borrowings, to meet its working capital needs.

In July 2014, the Company entered a framework agreement (the “Framework Agreement”) with China Seven Star Holdings Limited (“China Seven Star”), a Hong Kong listed company, regarding a partnership in potential sales to China Seven Star of no less than 200 megawatts (“MW”) of existing and new PV projects within 18 months. The parties subsequently signed a Memorandum of Understanding (“MOU”) which stipulates that ReneSola will sell to China Seven Star two utility-scale projects, both of which are completed and connected to the grid, with a total capacity of 9.7 MW in Bulgaria.